For immediate release

Mittal Steel Company declares quarterly dividend payment

Rotterdam, 17th May 2006 – Mittal Steel Company N.V. (NYSE and Euronext Amsterdam: MT) has declared a quarterly interim dividend of US$0.125 per share. This cash dividend will be payable on 15thJune 2006 to Euronext Amsterdam stockholders of record on 2ndJune 2006 and to NYSE stockholders of record on 7th June 2006.

About Mittal Steel

Mittal Steel Company is the world’s largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2005, Mittal Steel had revenues of US$28.1 billion and steel shipments of 49.2 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.